J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

05010907

Ext: 6391
Fax: 020 7695 6391
Your Ref:
Our Ref:
Date: 19 August 2005

SUPPL

Dear Sir

J Sainsbury plc announces : Acquisition of nine stores
: Notification of transactions of Director

Please find enclosed copies of the above announcements made to the London Stock Exchange on 18 and 19 August 2005 respectively.

Yours faithfully

Sandra Walters

Sandra Walters
Company Secretariat

dw 9/7

18 August 2005

Sainsbury's acquires nine stores from Morrisons

Sainsbury's has agreed to acquire a further nine Safeway branded stores from Morrisons. The stores are leasehold and eight are located in the South of England with one in Scotland.

Justin King, chief executive said, "These stores give us over 175,000 sq ft of new space, and have an average size of around 20,000 sq ft. They will provide an opportunity to strengthen our market position in town centre locations and deliver future growth. We look forward to welcoming 100,000 new customers and 1,220 new colleagues to Sainsbury's."

The gross asset value of the stores at 30 January 2005 was approximately £16.8m. It is anticipated that the acquisition of these stores will be earnings enhancing in their first full year of operation.

Each store acquisition is conditional upon approval from the OFT. The acquisition is expected to complete in three tranches in the autumn of 2005. The stores will then be closed for six weeks while they are refurbished and reopen under the Sainsbury's fascia ahead of Christmas.

Last year, Sainsbury's acquired 14 stores from Morrisons (13 Safeway branded stores and one Morrisons store) located primarily in the Midlands and the north of England. All these stores are now open and trading well.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

Store Locations	Address
Hammersmith	Kings Mall
Morden	London Road
Slough	Farnham Road
Andover	Borden Gate
Eastleigh	Leigh Road
Bitterne	West End Road
Midsomer Norton	High Street
East Kilbride	120 Olympia Centre
Acocks Green	Warwick Road

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) and (ii)

3. Name of *person discharging managerial responsibilities/director*

Gary William Hughes

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Gary William Hughes

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

15,000

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

282.00p

14. Date and place of transaction

19 August 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

19 August 2005